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                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             OMB Approval
FORM 4                                    WASHINGTON, D.C. 20549                             ------------------
|_| Check this box if no                                                                     OMB Number 3235-0287
    longer subject to                                                                        Expires: December 31, 2001
    Section 16. Form 4             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP              Estimated average burden
    or Form 5                                                                                Hours per response....0.5
    obligations may
    continue Instruction
    1(b).
                             Filed pursuant to Section 16(a) of the Securities
                             Exchange Act of 1934, Section 17(a) of the Public
                             Utility Holding Company Act of 1935 or Section
                             30(f) of the Investment Company Act of 1940

(Print or Type Responses)
-------------------------------------------- ----------------------------------------------- ---------------------------------------
1.  Name and Address of Reporting Person*    2.  Issuer Name and Ticker or Trading Symbol    6.  Relationship of Reporting Person(s)
                                                                                                 to Issuer    (Check all applicable)
 Bergman         Richard         B.              Billserv, Inc.       BLLS                     X  Director            10% Owner
-------------------------------------------- -----------------------------------------------  ---                 ---
 (Last)          (First)        (Middle)     3.  IRS or Social Security  4.  Statement for        Officer (give       Other (specify
                                                 Number of Reporting         Month/Year       ---    title below) ---         below)
                                                 Person (Voluntary)
211 N. Loop 1604 East, Suite 100                                             December 2002
--------------------------------------------                             ------------------- ---------------------------------------
                     (Street)                                            5. If Amendment,    7.  Individual or Joint/Group Filing
                                                                            Date of Original                 (Check Applicable Line)
                                                                            (Month/Year)        X Form filed by One Reporting Person
                                                                                               ---
                                                                                                  Form filed by More than One
San Antonio     TX            78232                                                            ---Reporting Person
-----------------------------------------------------------------------------------------------------------------------------------
(City)       (State)          (Zip)           TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
----------------------------------------------------------------------------------------------------------------------------------
1.Title of Security   2.Trans-    3.Trans-   4. Securities Acquired (A) 5. Amount of   6. Owner-  7.Nature of
 (Instr. 3)             action      action      or Disposed of (D)         Securities     ship      Indirect
                        Date        Code        (Instr. 3, 4 and 5)        Beneficially   Form:    Beneficial
                                  (Instr. 8)                                Owned at      Direct     Owner-
                                                                            End of Month  (D) or      ship
                       (Month/    -------------------------------------    (Instr. 3 and  Indirect (Instr. 4)
                        Day/        Code   V     Amount  (A)or   Price         4)         (I)
                        Year)                            (D)                              (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------





Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (7-96)
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FORM 4 (CONTINUED)                TABLE II-- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------ ---------- -------- --------- ------------- ---------------- -------------- -------- --------- ---------- -------------
1.Title of   2.Conver-  3.Trans- 4.Trans-  5.Number of   6.Date Exer-     7.Title and    8.Price  9.Number  10.Owner-  11.Nature
  Derivative   sion       action   action    Derivative    cisable and      Amount of      of        of        ship       of
  Security     or         Date     Code      Securities    Expiration       Underlying     Deriv-    Deriv-    Form       Indirect
  Instr. 3)    Exercise            (Instr.   Acquired      Date             Securities     Ative     ative     of         Beneficial
               Price of  (Month/    8)        (A)or        (Month/Day/      (Instr. 3      Secur-    Secur-    Deriv-     Ownership
               Deri-      Day/               Disposed of   Year)            and 4)         ity       ities     ative      (Instr.4)
               vative     Year)              (D)(Instr.                                    (Instr    Bene-     Security:
               Security                      3, 4 and 5)                                   5)        ficially  Direct
                                                                                                     Owned     (D) or
                                 ----- --- ------- ----- ------- -------- ------ -------             at End    Indirect
                                  Code  V    (A)    (D)  Date    Expira-  Title  Amount              of        (I)
                                                         Exer-   tion            or                  Month     (Instr.
                                                         cisable Date            Number             (Instr.    4)
                                                                                  of                 4)
                                                                                 Shares
------------ ---------- -------- ----- --- ------- ----- ------- -------- ------ ------- -------- --------- ---------- -------------
Stock Option   $0.18    12/31/02   A       100,000         (1)   12/31/12 Common 100,000  $0.18    200,000       D



Explanation of Responses:

(1) 1/3 on 12/31/03, 12/31/04 and 12/31/05
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                                                                                /s/                                    1/22/2003
**Intentional misstatements or omissions of facts constitute                    -----------------------------     ------------------
  Federal Criminal Violations.                                                  **Signature of Reporting Person         Date
  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-96)
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